Exhibit 1.01

Vodafone Conflict Minerals Report 2018

This Conflict Minerals Report for the year ended 31 December 2018 is presented by Vodafone Group Plc (‘Vodafone’ or ‘the Company’) in accordance with Rule 13p-1 (the ‘Rule’) under the US Securities Exchange Act of 1934 (the ‘Exchange Act’).

The Rule applies to companies required to file reports with the US Securities and Exchange Commission (the ‘SEC’) under Section 13(a) or 15(d) of the Exchange Act if any of the products they manufacture or contract to manufacture contain conflict minerals necessary to the functionality or production of the product (‘in-scope products’).

As defined by the content requirements of SEC Form SD, ‘conflict minerals’ include, columbite-tantalite (coltan), cassiterite, wolframite, and/ or gold or their derivatives, which are limited to tantalum, tin tungsten and gold respectively (each a ‘3TG’ metal).. Please refer to the requirements of SEC Form SD for definitions of many of the terms used in this report, including ‘Covered Countries’ (Democratic Republic of Congo (‘DRC’) or an adjoining country).

COMPANY OVERVIEW

Vodafone is one of the world’s leading telecoms and technology service providers, offering extensive experience in connectivity, convergence and the Internet of Things and a wide range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 25 countries, partners with mobile networks in 41 more, and has fixed broadband operations in 19 markets. As of 31 March 2019, Vodafone had 650 million mobile customers, 19 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. Vodafone generated revenues of €43.7 billion in the financial year ended 31 March 2019.

Vodafone’s American Depositary Shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’). The Company is therefore subject to the NASDAQ listing rules and files reports with the SEC under Section 13(a) of the Exchange Act.

Vodafone uses electronic equipment in its operations and sells products, such as mobile phones, tablets, SIM cards, broadband routers, TV set-top boxes and Internet of Things devices, to customers. In addition, the Company’s Vodafone Automotive business includes a small technology device manufacturing operation, based in Italy, and sells products such as antitheft, parking assistance and telematics systems to vehicle manufacturers.

The majority of the products sold by Vodafone are, however, not manufactured by the Company, but are purchased from suppliers. In some cases, Vodafone contracts to manufacture products from suppliers. Vodafone does not directly own or operate large factories or other production facilities with the exception of the aforementioned Vodafone Automotive plant in Italy.

The Company also offers customers a range of smartphones and tablets that carry the Vodafone logo. However, those devices are designed and manufactured on Vodafone’s behalf by suppliers — known as original design manufacturers (ODMs) — that are contracted to design and make products according to Vodafone’s specifications. Vodafone does not own, operate or control the manufacturing plants that make those ODM Vodafone-branded devices. Where Vodafone contracts to manufacture products from suppliers, the Company has a limited degree of influence over the manufacturing of the product, such as certain aspects of the materials, parts or components to be included in the product.

Of the billions of euros Vodafone spends each year with many thousands of suppliers, the products identified as in-scope products according to the Rule (see Applicability below) only account for a small proportion (less than 1%) of the Company’s total expenditure on electronic equipment.

Electronic products contain numerous components that may contain one or more of the 3TG metals. For example, tin is often used as a soldering material for electronic components, and gold and tantalum are typically used in components such as connectors or capacitors. These metals come from many different smelters and refiners in a complex and often opaque supply chain. Both the smelters and refiners, and the mines from which minerals are originally sourced, are many steps away from Vodafone in the supply chain.

APPLICABILITY

Vodafone conducts an annual analysis of procurement and manufacturing activities to identify (i) product categories likely to include products that contain 3TG metals (through its supplier qualification process) and (ii) whether such products were likely to be ones that Vodafone contracts to manufacture (or, in the case of Vodafone Automotive products, manufactures) and are therefore in-scope products. For Vodafone Automotive products, the Company also checks whether components are listed as including 3TG metals on the automotive industry’s International Material Data System.

For the year ended 31 December 2018, Vodafone identified seven types of product categories that it considered likely to include in-scope products: (i) selected handsets purchased from ODMs; (ii) connected home devices (i.e. routers, modems, set-top boxes and femtocells); (iii) datacards (i.e. mobile broadband dongles); (iv) Internet of Things tracker devices; (v) vehicle antitheft systems, such as alarm sirens and intrusion sensors; (vi) parking assistance products, such as sensors and electronic units that assist drivers in parking their vehicles; and (vii) telematic control units for vehicles, such as tracking systems based on GSM and GPS technologies.

Through this applicability assessment, Vodafone identified 113 in-scope products and product types(1) that were purchased or technically accepted (the point at which Vodafone operating companies can begin ordering products from suppliers and selling them on to customers) by the Company during the year ended 31 December 2018.

The Company sourced in-scope products, or components for in-scope products, from 100 suppliers (‘in-scope suppliers’) in the year ended 31 December 2018.

DUE DILIGENCE FRAMEWORK

In accordance with the Rule, Vodafone carried out a ‘Reasonable Country of Origin Inquiry’ (‘RCOI’) and due diligence process to determine the origin of 3TG metals used in its in-scope products.

The due diligence process was designed to conform with the internationally recognised framework set out in the Organisation for Economic Co-operation and Development (‘OECD’) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (‘OECD Framework’).

Consistent with the OECD Framework, Vodafone’s due diligence process included the five steps outlined below.

(1)  Products with small variations (colour, software, etc.) have been counted as one product type. All of the components of those products have been included within the conflict minerals due diligence.

Step 1: Establish Company management systems

Vodafone has taken steps to establish Company management systems in line with Step 1 of the OECD Framework. These are summarised below.

•                  Adopted a policy — Vodafone has established a policy related to the sourcing of conflict minerals.

•                  Structured internal management to support supply chain due diligence — Overall accountability for implementation of the policy lies with the Company’s Group Chief Commercial Operations and Strategy Officer, who sits on Vodafone’s Group Executive Committee (ExCo). The policy is overseen by Vodafone’s Group Product and Services Director, who leads the function responsible for sourcing mobile phones, tablets, set-top boxes and other such devices. Representatives from the Group’s corporate functions provide legal expertise and subject matter expertise, and Vodafone’s procurement teams manage relationships with in-scope suppliers, all of whom support implementation of due diligence activities.

•                  Established a system of controls and transparency over the mineral supply chain — Vodafone has established a process to identify in-scope suppliers (as outlined in the Applicability section above). A clause on conflict minerals is included in all Vodafone’s contracts with in-scope suppliers. The clause requires each of these suppliers to use its best endeavours to determine the origin of conflict minerals by using an internationally recognised due diligence framework (OECD Framework). The identified in-scope suppliers must report on their progress through the Responsible Minerals Initiative (‘RMI’) Conflict Minerals Reporting Template (the ‘CMRT’), which they are required to complete on an annual basis. The RMI is an industry initiative that Vodafone participates in to support the collection of information, increase transparency and establish a chain of custody over the mineral supply chain, as explained later. The CMRT is designed to identify the smelter/refiner(s) from which any 3TG metals in each in-scope product are sourced.

•                  Strengthened engagement with suppliers — Vodafone engages with in-scope suppliers by raising awareness of the Company’s processes and requirements and helping suppliers understand how to meet the requirements of the contract clause on conflict minerals. Vodafone also shares best practice advice on how to complete the CMRT and apply lessons learned from the previous year’s disclosure process. In addition, the Company provides a dedicated point of contact within Vodafone to respond to suppliers’ questions on conflict minerals reporting.

•                  Provided a Company-level grievance mechanism — Vodafone’s established Speak Up process (as outlined in the Company’s Code of Conduct) can be used by employees, contractors, suppliers’ employees or contractors, business partners or any other individual or organisation with concerns. They can report, anonymously if they prefer, allegations of illegal or unethical practices or breaches of Vodafone’s Code of Conduct and policies, including those related to conflict minerals.

Step 2: Identify and assess risks in the supply chain

Vodafone undertook the following measures to identify and assess conflict mineral risk in its supply chain:

•                  Requested that all 100 suppliers of in-scope products (identified through the applicability assessment outlined above) complete the CMRT;

•                  Analysed supplier responses to the CMRT and followed up with suppliers to assess risk where any ‘red flags’ were raised; and

•                  Compared smelters and refiners identified in supplier responses with the RMI list of certified Responsible Minerals Assurance Process (‘RMAP’) conformant smelters.(2)

Step 3: Design and implement a strategy to respond to identified risks

Measures taken by Vodafone to design and implement a strategy to respond to identified risks as part of the Company’s due diligence process include:

•                  Reviewing supplier responses to the CMRT and following up with suppliers to request clarification or more complete responses, where necessary;

•                  Engaging with suppliers where any ‘red flags’ were raised to discuss the risks identified and request suppliers’ commitment to corrective actions to manage these risks, including a commitment to improve data quality;

•                  Commissioning a third-party adviser on conflict minerals to review Vodafone’s due diligence framework and identify opportunities to improve the Company’s management systems;

•                  Asking in-scope suppliers to reach out to higher-risk non-conformant smelters that they have identified as being within Vodafone’s supply chain to encourage the smelters to participate in the RMI RMAP process; and

Participating in industry efforts to support the responsible sourcing of minerals through the RMI, which works to validate smelters and refiners as conflict free and assists companies in making informed decisions about conflict minerals in their supply chain. Vodafone is a member of the RMI and the Company’s unique RMI membership identity code is VODA.

Participating in the Responsible Minerals Initiative

As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the internationally recognised standard on which Vodafone’s system is based), Vodafone supports an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the Responsible Minerals Initiative (‘RMI’). The data that informs certain statements in this declaration was obtained through the Company’s membership in the RMI, using the Reasonable Country of Origin Inquiry report for the member listed as VODA.

Step 4: Carry out independent third-party audits of smelter and refiner due diligence practices

Vodafone does not directly purchase raw minerals, ores or 3TG metals and is many steps removed from the mines, smelters and refiners that supply the minerals, ores and 3TG metals contained in the Company’s products. Vodafone’s due diligence efforts therefore rely on cross-industry initiatives, such as the RMI, to conduct audits of smelters’ and refiners’ due diligence practices.

Step 5: Report annually on supply chain due diligence

In accordance with the Rule and the OECD Framework, this report is publicly available online.

(2)  ‘RMAP Conformant’ smelters or refiners have successfully completed an RMAP audit and maintain good standing in the programme through a continual validation process. They have the systems and processes in place to support responsible sourcing of raw materials and can provide evidence to support their sourcing activities.

DETERMINATION

As Vodafone does not directly purchase raw minerals, ores or 3TG metals, the Company must rely on its direct (‘Tier 1’) suppliers to gather information about smelters and refiners in its supply chain.

Vodafone received CMRT responses for the year ended 31 December 2018 from all 100 in-scope suppliers (100%).

Approximately 44% of in-scope suppliers submitted data on a product level, reporting on the 3TG smelters and refiners used specifically for the products that Vodafone contracted each supplier to manufacture. This represents a slight decrease from the year ended 31 December 2017, when 48% reported on a product level. Engaging with suppliers to provide CMRT information on smelters and refiners at product level is part of the Company’s commitment to continuous improvement in conflict minerals due diligence.

The data in the table on the next page shows what Vodafone has ascertained on the basis of the responses received from in-scope suppliers.

Approximately 61% of in-scope suppliers have identified all smelters supplying 3TG metals in their supply chain. The proportion of identified smelters that are on the RMAP list of known smelters decreased to 63% in the year ended 31 December 2018. Of these, 77% are certified as RMAP conformant, up from 55% in the year ended 31 December 2017. This increase is a result of a decline in the number of ‘known’ smelters in the data received by Vodafone and a rise in the number of RMAP conformant smelters.

The number of smelters identified as sourcing from Covered Countries increased significantly from 26 in the year ended 31 December 2017 to 41 in the year ended 31 December 2018, as a result of additional smelter details being included in suppliers’ responses to Vodafone. The proportion of these smelters that are RMAP conformant rose to 90% (37 out of these 41) in the year ended 31 December 2018.

Four smelters were identified as sourcing from Covered Countries but were not RMAP conformant (including one of the four smelters that fell into this category in the year ended 31 December 2017). Of these, one ceased operating in 2017 and three appear on the RMAP’s list of known smelters but are non-conformant. Vodafone will engage with the in-scope suppliers that have identified the three non-conformant smelters as being within their supply chain to encourage progress towards RMAP conformance for these smelters.

Although the data provided by suppliers continues to improve with additional smelter details being included in suppliers’ responses, there are still gaps in the information provided where sub-tier suppliers have failed to provide details for all components. Responses from suppliers showed that there are still significant challenges relating to information about the country of origin of 3TG metals and the smelters and refiners from which 3TG metals were sourced, as this information is often unavailable, incomplete or potentially erroneous. Vodafone will continue engaging with suppliers to improve the completeness and quality of information provided.

Based on the RCOI enquiry and due diligence efforts described above, Vodafone has determined that some conflict minerals contained in in-scope products originated in Covered Countries. As a result of the incompleteness of some suppliers’ responses received so far through the Company’s ongoing due diligence programme, Vodafone is unable to determine the origin of all conflict minerals contained in all of its in-scope products. Nonetheless, Vodafone has made a reasonable good-faith effort to collect and evaluate the information concerning 3TG smelters and refiners on the basis of the information provided by its suppliers.

	Year ended 31 December 2017	Year ended 31 December 2018
Number of in-scope products	110	113
Number of in-scope suppliers	104	100
In-scope suppliers that provided CMRT responses (%)	100%	100%
In-scope suppliers that have their own conflict minerals policy in place (%)	78%	65%
In-scope suppliers that have identified all smelters supplying 3TG metals in their supply chain (%)	72%	61%
Smelters and refiners identified in supplier responses to date that are on the RMAP list of known smelters (i.e. smelters that have been identified by the RMAP, but may or may not have been certified as conflict free as yet) (%)	73%	63%
‘Known’ smelters and refiners identified by the supplier responses that are certified as RMAP conformant (%)	55%	77%
Smelters and refiners identified as sourcing from Covered Countries	26	41
Smelters and refiners that have been identified as sourcing from Covered Countries that are certified as RMAP conformant (%)	85% (22 out of 26)	90% (37 out of 41)

CONTINUOUS IMPROVEMENT EFFORTS TO MITIGATE RISK

To enhance the due diligence process and further mitigate any risk that conflict minerals used in the Company’s products may benefit armed groups, Vodafone is taking the following steps:

•                  Engaging with suppliers (for example, through written communication, meetings and presentations) with the aim of continuously improving the completeness and quality of information provided, particularly in relation to the identification of smelters and refiners and the country of origin of 3TG metals, and in providing CMRT information on smelters and refiners at product level;

•                  Seeking commitments from suppliers to implement further improvements in relation to due diligence processes, including asking them to reach out to higher-risk non-conformant smelters identified in the Company’s supply chain to encourage these smelters to undergo an RMAP audit;

•                  Engaging with suppliers to encourage them to put a conflict minerals policy in place or to improve their existing conflict minerals policies; and

•                  Continuing to participate in industry efforts to address issues related to conflict minerals in supply chains, including increasing the number of smelters certified as conflict free through the RMAP.